UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 26)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 148,837,330 shares(1)
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 148,837,330 shares(1)
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.8%(2)
14.	Type of Reporting Person (See Instructions) CO
(1)	Does not include 14,285,714 shares which Tracinda will acquire in the Offering.
(2)	Percentage calculated on the basis of shares of common stock issued and outstanding set forth in the Company’s Prospectus Supplement dated May 13, 2008.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 148,837,330 shares(1)
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 148,837,330 shares(1)
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.8%(2)
14.	Type of Reporting Person (See Instructions) IN
(1)	Does not include 14,285,714 shares which Tracinda will acquire in the Offering.
(2)	Percentage calculated on the basis of shares of common stock issued and outstanding set forth in the Company’s Prospectus Supplement dated May 13, 2009.

This Amendment No. 26 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008 and February 20, 2009 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 26 shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On May 13, 2009, Tracinda agreed to purchase 14,285,714 shares of the Common Stock in an underwritten public offering by the Company of 143,000,000 shares of Common Stock for a per share price of $7.00 (the “Offering”). Tracinda intends to use the Credit Facility to fund this purchase.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 is incorporated herein by this reference. In connection with the Offering, Tracinda has agreed that it will not sell or otherwise transfer any shares of Common Stock or interests therein, with limited exceptions, during the next 60 days. A copy of this agreement is filed herewith as Exhibit 15 and incorporated herein by this reference.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares(1)	Percent of Outstanding(2)
Tracinda Corporation	148,837,330	53.8%

Kirk Kerkorian	148,837,330	53.8%

Anthony L. Mandekic	2,000	*

(1)	Does not include 14,285,714 shares which Tracinda will acquire in the Offering.
(2)	Percentage calculated on the basis of shares of common stock issued and outstanding set forth in the Company’s Prospectus Supplement dated May 13, 2009.
*	Less than 1%.

(c) The information contained in Item 3 hereof is incorporated herein by reference.

(d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Item 4 hereof is incorporated herein by this reference. Tracinda intends to pledge the

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
15.	Letter Agreement dated May 13, 2009 from Tracinda Corporation to Merrill Lynch & Co. and Merrill Lynch, Pierce Fenner& Smith Incorporated, as representatives of the several underwriters in the Offering.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 15, 2009

TRACINDA CORPORATION

By: /s/ ANTHONY L. MANDEKIC
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By: /s/ ANTHONY L. MANDEKIC
Anthony L. Mandekic
Attorney-in-Fact *

* Power of Attorney previously filed as Exhibit A to the Schedule 13D.